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                                   EXHIBIT 18



Atlanta, Georgia
January 21, 1997



The Board of Directors
Rock-Tenn Company


Note 4 of Notes to Condensed Consolidated Financial Statements of Rock-Tenn Company, as of December 31, 1996 and the three month periods ended December 31, 1996 and 1995, included in the Form 10-Q, describes a change in the method of accounting for depreciation. Machinery and equipment placed in service after September 30, 1996 will be depreciated using the straight-line method. Machinery and equipment which was placed in service prior to October 1, 1996 will continue to be depreciated by declining balance methods. You have advised us that you believe that the change is to a preferable method in your circumstances because you believe that, among other reasons, the new method provides for a better matching of costs and revenues over the lives of such assets and that the straight-line method is predominant within your industry.

There are no authoritative criteria for determining a "preferable" depreciation method based on the particular circumstances; however, we conclude that the change in the method of accounting for assets placed in service after September 30, 1996 is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to September 30, 1996, and therefore we do not express any opinion on any financial statements of Rock-Tenn Company subsequent to that date.


                                                    Very truly yours,



                                                    /s/ Ernst & Young LLP



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